TELEPHONE: 1-212-558-4000 FACSIMILE: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, New York 10004-2498 ___________ LOS ANGELES • PALO ALTO • WASHINGTON, D.C. BRUSSELS • FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

April 11, 2022

Via EDGAR

U.S. Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Attn:	Sonia Bednarowski and Sandra Hunter Berkheimer

Re:	BlockFi Inc.

Application for Qualification of Indenture on

Form T-3 with respect to BlockFi Interest Accounts

File No. 022-29100

Dear Ms. Bednarowski and Ms. Berkheimer:

On behalf of our client, BlockFi Inc. (the “Company”), we write to provide the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated April 8, 2022.

The Staff’s comment is restated in bold type prior to the Company’s response.

Application for Qualification of Indenture on Form T-3 filed April 4, 2022

General

1.

Please provide us with your analysis that the transaction is exempt from registration pursuant to Section 3(a)(9) of the Securities Act, and please accompany your analysis with an opinion of counsel. Please also provide an opinion of counsel that the assumption by BlockFi Inc. of BlockFi Lending’s obligations under the BlockFi Interest Accounts and the addition of a new obligor are not sales pursuant to Section 2(a)(3) of the Securities Act.

Securities and Exchange Commission April 11, 2022

Response: It is the Company’s view that (i) the proposed exchange of all interest-bearing accounts (the “BlockFi Lending Accounts”) of BlockFi Lending LLC (“BlockFi Lending”), a wholly-owned subsidiary of the Company, for a like amount of substantially identical interest-bearing accounts (the “New Accounts”) of the Company will be exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 3(a)(9) of the Securities Act, and (ii) the assumption by the Company of BlockFi Lending’s obligations under the BlockFi Lending Accounts and the addition of the Company as a new obligor in respect thereof will not be “sales” pursuant to Section 2(a)(3) of the Securities Act.

The BlockFi Lending Accounts are covered by an indenture between BlockFi Lending and Ankura Trust Company, LLC, as trustee, dated February 28, 2022, as supplemented on March 31, 2022, and qualified under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). On April 4, 2022, to implement the exchange described above, the Company filed an Application for Qualification on Form T-3 (the “Form T-3”) with the Securities and Exchange Commission to qualify an indenture relating to the New Accounts under the Trust Indenture Act.

I.    Background

In light of the Commission’s order, dated February 14, 2022, pursuant to which BlockFi Lending has undertaken, within 60 days of the institution of the order, to come into compliance with Section 7(a) of the Investment Company Act of 1940, the Company decided to move the BlockFi Lending Accounts from BlockFi Lending to the Company. To achieve this, the Company intends to effect the exchange described in the introductory paragraph of this response in the following chronological sequence:

(1)    First, the Company will notify holders of BlockFi Lending Accounts of the contemplated transaction.

(2)    Second, the Company will fully and unconditionally assume BlockFi Lending’s obligations under the BlockFi Lending Accounts.

(3)    Third, the Company will create the New Accounts, with terms identical to the existing BlockFi Lending Accounts, to be credited to the existing account holders in exchange for all of the BlockFi Lending Accounts then outstanding, in reliance on the exemption from registration under Section 3(a)(9), effective immediately following such time as the Commission declares the Form T-3 effective and the indenture qualified.

Securities and Exchange Commission April 11, 2022

(4)    Fourth, substantially concurrently with the exchange, BlockFi Lending will transfer the digital assets associated with the BlockFi Lending Accounts to the Company, for credit to the New Accounts.

II.    Section 3(a)(9) Analysis

Section 3(a)(9) of the Securities Act provides that the registration and other provisions of the Securities Act “shall not apply to . . . any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.”

The Company submits that the exchange of the BlockFi Lending Accounts for the New Accounts, as described above, will comply with the requirements of Section 3(a)(9), as interpreted by the Staff of the Commission:

(1)    The Staff has long taken the view that Section 3(a)(9) is available for the issuance of securities of one issuer to the holders of debt securities of another issuer if the obligation on such debt securities of the other issuer has first been fully and unconditionally assumed by the issuer of the new securities. “Once the issuer has fully and unconditionally assumed the obligations on the debt securities of the other issuer, the transaction becomes the exchange of that obligation for the new security of the issuer with its existing security holders”.1 The Company intends to structure the exchange of the BlockFi Lending Accounts for the New Accounts to be consistent with the Staff’s guidance. The Company will fully and

[1]

C&DI 125.02 (Securities Act Sections). See also SEC No-Action Letter, Pan American World Airways, Inc. (May 28, 1975) (PanAm assumed the obligations of liquidated subsidiary, including the obligation of issuing shares of its common stock upon conversion of debentures); SEC No-Action Letter, Pacwest Bancorp. (October 12, 1979) (Pacwest assumed the obligation to issue common stock upon conversion of the debentures of a subsidiary and the obligation to pay principal, interest and premium, if any, on the debentures). In both cases and a line of no-action letters on similar facts (e.g., SEC No-Action Letter, FHC-CompCare, Incorporated (October 12, 1989); SEC No-Action Letter, McKesson Corporation (July 10, 1987); SEC No-Action Letter, United Technologies Corporation (July 5, 1979)), the Staff agreed that Section 3(a)(9) would be available because the new issuer had assumed the other issuer’s obligations under the securities in advance of the exchange.

Securities and Exchange Commission April 11, 2022

unconditionally assume BlockFi Lending’s obligations under the BlockFi Lending Accounts in advance of the exchange. As a result of the assumption, the holders will look to the credit of the Company in evaluating the BlockFi Lending Accounts, and the transaction is deemed to be an exchange of the assumed obligation for the New Accounts with existing holders.

(2)    As a contractual matter, the Company confirms that it is entitled to take all of the foregoing steps under the terms of the BlockFi Lending Accounts. Additionally, the Company confirms that (i) the indenture relating to the BlockFi Lending Accounts does not require BlockFi Lending to, and BlockFi Lending does not intend to, solicit the consent or vote of the holders of the BlockFi Lending Accounts with respect to the exchange of the BlockFi Lending Accounts for the New Accounts or the assumption, (ii) the indenture relating to the BlockFi Lending Accounts does not prohibit BlockFi Lending or the Company from effecting the transactions described in this letter, and (iii) no commission or other remuneration will be paid or given, directly or indirectly, in connection with the exchange of the BlockFi Lending Accounts for the New Accounts or the assumption.

Accordingly, it is our opinion that the exchange of the BlockFi Lending Accounts for the New Accounts, as described in this letter, may occur without registration under the Securities Act pursuant to the exemption provided by Section 3(a)(9) of the Securities Act.

III.    Section 2(a)(3) Analysis

Section 2(a)(3) of the Securities Act provides that “[t]he term sale or sell shall include every contract of sale or disposition of a security or interest in a security, for value,” and “[t]he term offer to sell, offer for sale, or offer shall include every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value.”

It is the Company’s view, and ours, that the Company’s assumption of BlockFi Lending’s obligations under the BlockFi Lending Accounts will not involve a “sale” of any security for purposes of Section 2(a)(3) of the Securities Act and that neither the Company nor BlockFi Lending will be required to qualify an indenture or a supplemental indenture under the Trust Indenture Act as a result of the assumption and the addition of a new obligor. The Staff has long accepted that the addition of a parent as obligor in respect of a security of its subsidiary, whether by assumption or guarantee, does not involve a “sale” under Section 2(a)(3) of the Securities Act if (i) neither the parent nor the subsidiary will receive consideration from the existing debt holders in connection with the

Securities and Exchange Commission April 11, 2022

assumption or guarantee, (ii) the parent is not required to assume or guarantee any of the debt securities by any indenture or other agreement and (iii) the parent and its subsidiary may effect the transaction without the consent of existing debt holders and no such consents have been or will be solicited.2 As described in paragraph II.2. above, the assumption of BlockFi Lending’s obligations under the BlockFi Lending Accounts meets these conditions.

Accordingly, it is our opinion that the assumption by the Company of BlockFi Lending’s obligations under the BlockFi Lending Accounts and the addition of the Company as a new obligor in respect thereof, all as described in this letter, does not involve any “sales” pursuant to Section 2(a)(3) of the Securities Act.

* * * * *

If you have additional questions or require any additional information with respect to this letter, please do not hesitate to contact Frederick Wertheim at (212) 558-4974 or Mario Schollmeyer at (212) 558-3287.

Yours truly,

/s/ Sullivan & Cromwell LLP

[2]

See, e.g., SEC No-Action Letter, American General Corp. (September 19, 1980) (Staff did not recommend action where company relied on Section 3(a)(9) for the unregistered issuance of shares upon conversion of debentures of a merger target subsequent to its merger into a company subsidiary and the company and its subsidiary jointly assumed the obligations under the debentures without Securities Act registration or qualification under the Trust Indenture Act); SEC No-Action Letter, HCA Inc. (November 22, 2010); SEC No-Action Letter, ConocoPhillips (August 23, 2002); SEC No-Action Letter, AOL Time Warner Inc. (November 15, 2000); SEC No-Action Letter, Time Warner Inc. (October 10, 1996); SEC No-Action Letter, Allegheny Teledyne, Inc. (August 30, 1996).

Securities and Exchange Commission April 11, 2022

cc:	Zachary L. Prince

Jonathan Mayers

(BlockFi Inc.)

C. Andrew Gerlach

Robert E. Buckholz

Mario Schollmeyer

(Sullivan & Cromwell LLP)